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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFS Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Londergan — (617) 954-5431
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Londergan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael J. Londergan
Signature

Treasurer
Title

Karen M. Long
Notary Public

Karen M. Long
NOTARY PUBLIC
My commission expires Mar. 28, 200[illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See also, public reports filed simultaneously herewith which contains:

-Securities Exchange Act of 1934 Filing
-Statement of Financial Condition
-Report on Internal Accounting Control

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.:

We have audited the following financial statements of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the financial statements include significant transactions with and allocations from the Company's Parent and its affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 23, 2002

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

($'s in thousands except share amounts)

ASSETS:	
Cash and cash equivalents	$ 48,190
Investments	23,391
Fees receivable	2,927
Prepaid expenses	1,022
TOTAL ASSETS	$ 75,530
LIABILITIES:	
Accounts payable and accrued expenses	$ 40,968
Accrued compensation	14,048
Due to Parent and its affiliates	7,035
Total liabilities	62,051
Commitments	-
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value	
Authorized, 3,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	18,025
Accumulated deficit	(4,547)
Total stockholder's equity	13,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 75,530

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

($'s in thousands)

REVENUES:	
Distribution fees	$ 41,869
Gross profit on sales of investment company shares	15,113
Insurance product sales revenue	10,788
Servicing revenue	4,688
Dividend and interest income	1,930
Realized and unrealized loss on investments	(2,669)
Total revenues	71,719
EXPENSES:	
Compensation and benefits	116,737
Product allowances and dealer commissions	77,118
Advertising, promotions and seminars	22,024
Computers and equipment	8,155
Occupancy expense	3,599
Other expenses	28,551
Total operating expenses	256,184
Expenses allocated to parent and affiliates	(5,783)
Expense reimbursement from parent	(178,682)
Net expenses	71,719
NET INCOME	$ -

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

($'s in thousands)	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2001	1,000	$ 1	$ 18,025	$ (4,547)	$ 13,479
Net income	-	-	-	-	-
Balance, December 31, 2001	1,000	$ 1	$ 18,025	$ (4,547)	$ 13,479

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

($'s in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used for operating activities:	
Realized and unrealized loss on investments	2,669
Changes in:	
Fees receivable	341
Prepaid expenses	(168)
Accounts payable and accrued expenses	(6,358)
Due to parent and its affiliates	6,130
Accrued compensation	106
Net cash provided by operating activities	2,720
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment purchases	(7,287)
Proceeds from sale of investments	9,792
Net cash provided by investing activities	2,505
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,225
CASH AND CASH EQUIVALENTS, beginning of year	42,965
CASH AND CASH EQUIVALENTS, end of year	$ 48,190

See Notes to Financial Statements.

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is a majority-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life"). Sun Life is ultimately a wholly-owned subsidiary of Sun Life Assurance Company of Canada. The Company provides distribution and administrative services for various investment companies and annuity products on behalf of its Parent and its affiliates. The Company's business and results of operations are, to some extent, dependent on the value and composition of assets under management by its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in financial markets and in the value of assets under management by its Parent impact the Company's revenues. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The financial statements were prepared from the separate records maintained by the Company, which include both significant allocations from and transactions with its Parent as well as transactions with affiliates, and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. The Company has received significant subsidies from its Parent pursuant to a loss indemnification agreement described in Note B. The Parent has indicated that this agreement will remain in place for fiscal 2002.

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds and other highly liquid debt instruments purchased with a maturity of three months or less.

(continued)

A. Summary of Significant Accounting Policies (continued):

Investments

Investments consist of investments in investment company shares for which the Parent is the investment advisor and are reported at fair market value. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized and unrealized gains and losses are computed on an average cost basis and are reported in income.

Revenue recognition

Distribution fees and servicing revenue received by the Company in connection with investment company distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 are credited to income as earned. Gross profit on the sales of investment company shares is recorded on a trade-date basis. Distribution fees and related expenses exclude fees and expenses related to the distribution agreements assigned to or assumed by the Parent and its affiliate, as described in Note B. Insurance product sales revenue is assigned to the company by its Parent and affiliates, as described in Note B.

Financial instruments

The carrying amounts reported in these financial statements for cash and cash equivalents; fees receivable; accounts payable and accrued expenses; due to Parent and its affiliates; and accrued compensation approximate fair value because of the short maturity of these instruments. The amounts reported for investments is the fair value of those investments.

Income taxes

The Company is included in the consolidated tax return of its Parent for state income tax reporting and its Parent and affiliates for federal income tax reporting. Federal and state income tax amounts are allocated among members of the consolidated tax group based upon separate return calculations. Based upon the Company's operating results and its contractual cost reimbursement agreement with its Parent (Note B), there was no current or deferred income tax expense incurred during the year ended December 31, 2001.

A. Summary of Significant Accounting Policies (continued):

Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash equivalents. The Company maintains cash equivalents with a financial institution. Cash equivalents include investments in commercial paper of companies with high credit ratings. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. Related Party Transactions:

Insurance product sales revenue assigned to the Company by its Parent includes approximately $10,788,000 of fees paid by affiliates during 2001, for the sale and distribution of annuity products on behalf of its affiliates. Insurance product sales revenue is reported net of product yield enhancement charges of approximately $1,337,000 in 2001.

The Parent agreed to assume the costs incurred by the Company in connection with distribution agreements with respect to certain investment company shares in exchange for the Company's right to the revenues under these distribution agreements. For the year ended December 31, 2001, the amounts assigned to, and assumed by the Parent and its affiliate were as follows:

($'s in thousands)

Amounts assigned to Parent and affiliate:	
Distribution fees received from investment companies	$319,680
Contingent deferred sales charges	60,872
Amounts assumed by Parent and affiliate:	
Broker and dealer commissions paid on investment company shares sold	164,512
Service fees paid to dealers	104,545

The Company shares office facilities and related personnel with its Parent and its affiliates. Costs of such arrangements were allocated between the various entities on the basis of respective assets under management and usage. The Company allocated costs under such arrangements of $5,783,000 to its Parent and affiliates for the year ended December 31, 2001. Such amounts are included in "Expenses allocated to parent and affiliates" in the Statement of Operations.

B. Related Party Transactions (continued):

Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year. The Agreement provides that the Company will be reimbursed for any net operating and non-operating loss it incurs during any year. In the event that the Company has net operating income in any year, including revenues assigned to the Company by the Parent, and expenses allocated to the Company from the Parent, the amount of such operating income will be applied as a credit against any payments subsequently due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company.

Due to Parent and its affiliates includes amounts payable to its Parent and its affiliates of approximately $6,212,000 and amounts payable to another affiliate of approximately $1,070,000, and amounts receivable from its Parent of approximately $248,000. The Company pays no interest on the amounts due to its Parent and there is no contractual due date for intercompany balances.

Substantially all of the Company's employees participate in its Parent's retirement plans. Expenses for these plans were $4,588,000 for the year ended December 31, 2001 and are included as compensation and benefits expenses.

The Company's Parent is committed to long-term operating leases for certain equipment, office and processing facilities under operating and capital leases that expire on various dates through 2013. Expenses related to these commitments are allocated to the Company in the year in which they are incurred.

C. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $9,116,837 which was $4,963,549 in excess of its required net capital of $4,153,288. The Company's aggregate indebtedness to net capital ratio was 6.83 to 1.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof.

E. Major Customers:

Revenues from Massachusetts Investors Growth Stock Fund and Massachusetts Investors Trust accounted for 18% and 13%, respectively, of the Company's total revenues for 2001.

MFS FUND DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL
REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

($'s in thousands)		
NET CAPITAL:		
Stockholder's equity per the financial statements	$	13,479
Haircut on securities positions		(3,509)
		9,970
NONALLOWABLE ASSETS:		
Due from Parent and its affiliate		248
Other assets		134
Prepaid expenses		471
Total nonallowable assets		853
Net Capital	$	9,117
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	62,299
Total aggregate indebtedness	$	62,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness of $62,299)	$	4,153
Excess net capital	$	4,964
Ratio: Aggregate indebtedness to net capital		6.83:1

Note: There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS Report as of December 31, 2001.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 23, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 23, 2002

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 45321)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Supplemental Report on Internal Control has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.